

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2012

Via E-mail
Richard A. Hayne
Chief Executive Officer
Urban Outfitters, Inc.
5000 South Broad Street
Philadelphia, PA 19112

  Re: Urban Outfitters, Inc.
    Form 10-K for the Fiscal Year Ended January 31, 2012
    Filed April 2, 2012
    Form 8-K filed March 13, 2012
    File No. 000-22754

Dear Mr. Hayne:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2012

Notes to Consolidated Financial Statements, page F-7

Note 14. Segment Reporting, page F-31

1. We note you have two reporting segments: Retail and Wholesale. You further indicate that your five brands are aggregated into your retail segment; however, you state that retail stores and direct marketing campaigns are considered an operating segment. Please tell us how you considered ASC 280-10-50 in identifying your operating segments and your reporting segments. In this regard, you discuss in Management's Discussion and Analysis, the effect your retail segment and your direct-to-customer business had on operations, with very little discussion of your wholesale segment. We further note you have a president of each of your brands and throughout your document as well as your

earnings calls, you discuss merchandise markdowns and margin pressure at particular brands. In connection with your response, please provide us with a courtesy copy of your most recent reporting package provided to your Chief Operating Decision Maker.

Form 8-K Filed March 13, 2012

2.   You disclose several different comparable sales measures, including comparable retail segment sales, total company comparable store net sales and direct-to-consumer comparable net sales. With respect to these measures, please provide to us draft disclosure to be included in future filings that addresses the following:

- Clearly define and present each of these measures either in a tabular format or in a narrative that shows each measure and how each measure relates to one another;

- Discuss changes in each of these measures, specifically addressing any overlap of these measures and how that overlap may affect the variances amongst these measures. For example, in your earnings call transcript for your fourth quarter results on March 12, 2012, you discuss that comparable retail segment sales, which include your direct-to-consumer channel increased 2%, however direct-to-consumer comparable net sales increased 14%. If direct-to-consumer comparable net sales is included in your comparable retail segment sales, please explain how total company comparable store net sales declined only 1%; and

- Explain the reasons you include direct-to-consumer sales in your comparable retail segment sales measures and how you determined that presenting this measure, inclusive of direct-to-consumer sales, is appropriate and valuable to an investor.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Richard A. Hayne
Urban Outfitters, Inc.
July 9, 2012
Page 3

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo at 202-551-3394 or Melissa N. Rocha, Accounting Branch Chief at 202-551-3854 if you have questions regarding these comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining